3/30/2004

04018070

SE COMMISSION
Washington, D.C. 20549

cm 3/25

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

1216 S. Garfield Ave.
(No. and Street)

Alhambra, CA 91801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Tom Chen 626 281-6001~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30/2004

OATH OR AFFIRMATION

I, Tom Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

KWAN SHI WU
Commission # 1425089
Notary Public - California
Los Angeles County
My Comm. Expires Jul 16, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

FORTUNE SECURITIES, INC.
1216 S. GARFIELD, SUITE 202
ALHAMBRA, CALIFORNIA 91801

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have audited the accompanying statement of financial condition of Fortune Securities, Inc., and related statements of income, cash flows, and changes in stockholders' equity as of December 31, 2003. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Fortune Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Fortune Securities, Inc. and the results of operations, cash flows and stockholders' equity as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 4, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

FORTUNE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	283
Clearing broker deposit		35,110
Commissions receivable		10,009
Other receivables		729
Furniture and equipment, at cost, net of accumulated depreciation of $58,635		2,737
Leasehold improvements, net of accumulated amortization of $8,044		1,175
Deposits		8,084
TOTAL ASSETS	$	58,127

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	1,338
Bank overdraft				790
Commissions payable				9,951
TOTAL LIABILITIES				12,079
STOCKHOLDERS' EQUITY				
Common stock, $.00 par value, 2,000,000 shares authorized; 1,269,557 shares outstanding	$	0		
Paid-in capital		157,500		
Retained earnings		(111,452)		46,048
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	58,127

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF LOSS
FOR YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 142,580
Service fees	232
Interest	3,948
TOTAL REVENUES	146,760
DIRECT COSTS	
Commission expense	102,664
Ticket clearance charges	40,165
Quotes & research	1,790
TOTAL DIRECT COSTS	144,619
GROSS PROFITS	2,141
OPERATING EXPENSES - see page 8	80,568
INCOME (LOSS) BEFORE TAX PROVISION	(78,427)
INCOME TAX PROVISION	800
NET LOSS	$ (79,227)

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2002	600,000	$ 71,400	$ 39,600	$ (32,225)	$ 78,775
Reclassification		(71,400)	71,400		0
Capital contributed	669,557		46,500		46,500
Net Income (Loss)				(79,227)	(79,227)
Balance, December 31, 2003	1,269,557	$ 0	$ 157,500	$ (111,452)	$ 46,048

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net income	$ (79,227)
Depreciation	12,907
Changes in operating assets and liabilities:	
Clearing broker deposit	(27)
Commissions receivable	(9,460)
Other receivable	(729)
Deposits	7,801
Accounts payable and accrued expenses	(4,958)
Bank overdraft	790
Commissions payable	6,173
Net cash provided in operating activities	(66,730)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Paid in capital	46,500
Total Cash Flows from Financing Activities	46,500
Net decrease in cash	(20,230)
Cash at beginning of year	20,513
Cash at December 31, 2003	$ 283

Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

Fortune Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Alhambra, California. The Company operates pursuant to the (K)(2)(A) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in California on November 20, 1995 and became a member of the NASD on May 7, 1997.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Furniture and equipment are stated at cost and are depreciated over estimated useful lives. Security transactions are recorded on the basis of settlement data.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2003 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 8.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $35,000.

NOTE 5 - INCOME TAXES

The Company files its corporate income tax returns on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 6 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for executing, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Fortune Securities, Inc.
Alhambra, California

My report on my audit of the basic financial statements of Fortune Securities, Inc., for December 31, 2003 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

FORTUNE SECURITIES, INC.
OPERATING EXPENSES
DECEMBER 31, 2003

OPERATING EXPENSES

Advertising	$	4,823
Depreciation and amortization		12,907
Fees		2,557
Miscellaneous expenses		8,953
Office expenses		5,895
Professional fees		8,214
Registration and licenses		(520)
Rent		19,800
Salaries and related expenses		9,289
Telephone and utilities		8,650
TOTAL OPERATING EXPENSES	$	80,568

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	46,048
Nonallowable assets		12,106
NET CAPITAL	$	33,942
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	806
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	28,942
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	32,734
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	12,079
Percentage of aggregate indebtedness to net capital		36%

RECONCILIATION

The followiñg is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	34,052
VARIANCE		
Clearing deposit account - over required deposit		(110)
NET CAPITAL PER AUDIT	$	33,942

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

NON-ALLOWABLE ASSETS		
Clearing deposit account - over required deposit	$	110
Furniture and equipment, at cost, net of accumulated depreciation of $58,635		2,737
Leasehold improvements, net of accumulated amortization of $8,044		1,175
Deposits		8,084
TOTAL	$	12,106

See accompanying notes to financial statements

PART II

FORTUNE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Fortune Securities, Inc.
Alhambra, California

In planning and performing my audit of the financial statements of Fortune Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 4, 2004